SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )
                               --------------------


                               Juniper Group, Inc.
                                (Name of Issuer)

                           Common Stock. $.001 par value
                         (Title of Class of Securities)


                                   481905 10 7
                               ------------------
                                 (CUSIP Number)









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

                               SCHEDULE 13G

CUSIP No. 481905 10 7
1) NAME OF REPORTING PERSON - Vlado P. Hreljanovic
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               ###-##-####


2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                              (b) [ ]

3) SEC USE ONLY


4) CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES


             5)   SOLE VOTING POWER
                    (See Item 4)


NUMBER       6)   SHARED VOTING POWER
OF SHARES                None
BENEFICIALLY
OWNED BY     7)   SOLE DISPOSITIVE POWER
EACH               (See Item 4)
REPORTING
PERSON WITH  8)   SHARED DISPOSITIVE POWER
                         None

9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       7,155,097


10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         17.5%

12) TYPE OF REPORTING PERSON
          IN


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

Item  1(a).   Name of Issuer:
              ---------------
              Juniper Group, Inc.

Item  1(b).   Address of Issuer's Principal Executive Offices:
              ------------------------------------------------
               111 Great Neck Road, Suite 604
               Great Neck, NY  11021

Item  2(a).   Name of Person Filing:
              ----------------------
               Vlado P. Hreljanovic

Item  2(b).   Address of Principal Business Office or, if None, Residence:
              ------------------------------------------------------------
               111 Great Neck Road, Suite 604
               Great Neck, NY  11021

Item  2(c).   Citizenship:
              ------------
               United States

Item  2(d).   Title of Class of Securities:
              -----------------------------

Common Stock, par value $.001 per share (the "Shares").

Item  2(e).   CUSIP Number:
              -------------
               481905 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check
--------------------------------------------------------------------------------
whether the person filing is a:
-------------------------------

               Inapplicable.

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

Item 4.  Ownership:
         ----------

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of that last day of any month described in Rule 13d-1
(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount beneficially owned:

     7,155,097 Shares of Common Stock, including 250,000 shares issuable upon the exercise of presently exercisable options.

(b)      Percent of class:

               17.5%

(c)      Number of shares as to which such person has:


( i) Sole power to vote or to direct the vote: 7,155,097

( ii) Shared power to vote or direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: 7,155,097

( iv) Shared power to dispose or to direct the disposition of: None


Item 5.  Ownership of Five Percent or Less of a Class:
         ---------------------------------------------

               Inapplicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------
               Inapplicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         ----------------------------------------------------------------------
Security Being Reported on by the Parent Holding Company:
---------------------------------------------------------

               Inapplicable.

Item 8. Identification and Classification
               of Members of the Group:

               Inapplicable.

Item 9.  Notice of Dissolution of Group:
         -------------------------------
               Inapplicable.

Item 10.  Certification:
          --------------
           Inapplicable.



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

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 17, 1998


/s/ Vlado P. Hreljanovic
------------------------
 Vlado P. Hreljanovic




















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